July 13, 2021

Katherine Wray

Jan Woo

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: Greenery Map, Inc.

Regulation A Offering Statement on Form 1-A

File No. 024-11527

CIK No. 1861427

Dear Ms. Wray and Ms. Woo:

Pursuant to Regulation A promulgated by the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), Greenery Map, Inc. (the “Company”) hereby requests qualification of the Company’s registration statement on Form 1-A on Monday, July 19, 2021, 9:00 a.m. EST, or as soon thereafter as practicable. We request that we be notified of such effectiveness by email to our legal counsel, Sunny J. Barkats, Esq., at sbarkats@jsbarkats.com, or by telephone at (917) 277-8806. The Company hereby authorizes Mr. Barkats to orally modify or withdraw this request for qualification.

This request for qualification will acknowledge that the Company is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above offering statement. The Company further acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this acceleration request to Mr. Barkats.

Sincerely,

/s/ Dan Ishaki
Dan Ishaki, CEO

cc: Sunny J. Barkats, Esq.